Interbrew

THE WORLD'S LOCAL BREWER

03 DEC 30 7:21

03045446

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 22 December 2003

Dear Madam,

SUPPL

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

European Commission gives unconditional clearance to partnership with Spaten

Brussels, 22 December 2003

Interbrew, The World's Local Brewer©, is pleased to announce that the European Commission has granted unconditional clearance to its strategic partnership with Spaten. This approval is the first condition to be fulfilled and brings Interbrew one step nearer to closing of the transaction, which is expected in the second half of 2004.

The European Commission cleared Interbrew's partnership with Spaten. The Commission found that this partnership did not raise competition concerns and it therefore decided to clear it without conditions. The closing of the transaction remains subject to shareholder approval and is expected to occur in the second half of 2004.

"*We look forward to adding the Spaten, Löwenbraü, Franziskaner and Dinkelacker brands to our portfolio*" said Michael Beck, President of Interbrew Deutschland. "*It will further enhance the diversity and attractiveness of our product offering and give us presence in all key segments of the German beer market.*"

The closing of this partnership with Spaten will make Interbrew number one in Germany, the world's third largest beer market, with an 11% market share.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com